| OMB APPROVAL |
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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

| SEC FILE NUMBER |
| --- |
| 8-69634 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REVL Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1921 Walnut St., 2nd fl.
(No. and Street)

| Philadelphia | PA | 19103 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Theodor Swansen | 215-372-2305 | ted@revl.net |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo & Chiaverelli CPA's LLC
(Name – if individual, state last, first, and middle name)

| One Bala Ave., ste. 234 | Bala Cynwyd | PA | 19004 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/01/2009 | 3721 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Dimitrios Papatheoharis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of REVL Securities LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Dimitris Papatheoharis

Title: CEO

Kenneth E. Wallace

Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**For an acknowledgment in an individual capacity:**

State of Pennsylvania

County of Philadelphia

This record was acknowledged before me on 03/28/2025 (date)

by Dimitrios Papatheoharis (name(s) of individual(s)).

*Kenneth E. Wallace*

Signature of notarial officer

Title of office: Notary Public

My commission expires: 11/29/2026

Notarized online using audio-video communication

Commonwealth of Pennsylvania - Notary Seal
Kenneth Wallace, Notary Public
Philadelphia County
My commission expires Nov 29, 2026
Commission number 1229292

Financial Statements and Supplemental Information
Report of Independent Registered
Public Accounting Firm

REVL SECURITIES LLC

DECEMBER 31, 2024

# Table of Contents

**ROMEO & CHIAVERELLI, LLC**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ONE BALA AVENUE    SUITE 234**
**BALA CYNWYD, PA 19004**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Revl Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Revl Securities, LLC.
(the "Company"), as of December 31, 2024, and the related statements of operations, changes in
stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to
as the "financial statements"). In our opinion, the financial statements present fairly, in all material
respects, the financial position of the Company as of December 31, 2024, and the results of its operations
and its cash flows for the year ended December 31, 2024, in conformity with accounting principles
generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are
required to be independent with respect to the Company in accordance with the U.S. federal securities
laws and the applicable rules and regulations of the Securities and Exchange Commission and the
PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statements are
free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to
assess the risks of material misstatement of the financial statements, whether due to error or fraud, and
performing procedures that respond to those risks.  Such procedures included examining, on a test basis,
evidence regarding the amounts and disclosures in the financial statements.  Our audit also included
evaluating the accounting principles used and significant estimates made by management, as well as
evaluating the overall presentation of the financial statements.  We believe that our audit provides a
reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Commission and the Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange
Commission OR contained in schedules I and II, has been subjected to audit procedures performed in
conjunction with the audit of the Company's financial statements. The supplemental information is the
responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other
records, as applicable, and performing procedures to test the completeness and accuracy of the
information presented in the supplemental information. In forming our opinion on the supplemental
information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

*Green & Chitko, LLC CPA's*

March 28, 2025

Bala Cynwyd, PA 19004

REVL SECURITIES LLC

*Statement of Financial Condition*

DECEMBER 31, 2024

| | | |
|---|---|---|
| *Assets* | | |
| Cash and cash equivalents | $ | 323,556 |
| Accounts Receivable | | 64,608 |
| Deposit held at Clearing Organization | | 250,000 |
| Prepaid expenses | | 2,791 |
| Right of use lease assets | | 15,862 |
| *Total assets* | $ | 656,817 |
| *Liabilities and Member's Equity* | | |
| Accounts payable and accrued expenses | $ | 174,005 |
| Lease liability | | 15,862 |
| *Total liabilities* | $ | 189,867 |
| Member's equity | | 466,950 |
| *Total Liabilities and Member's Equity* | $ | 656,817 |

*The Accompanying Notes Are An Integral Part Of These Financial Statements*

REVL SECURITIES LLC

*Statement of Income*

For the Year Ended December 31, 2024

| | |
|---|---|
| *Revenue* | |
| Investment banking | $ 1,358,268 |
| *Total revenue* | 1,358,268 |
| *Expenses* | |
| Commission Expense | $ 380,268 |
| Occupancy and equipment | 8,184 |
| Other | 218,116 |
| *Total expenses* | 606,568 |
| *Net Income* | $ 751,700 |

*The Accompanying Notes Are An Integral Part Of These Financial Statements*

REVL SECURITIES LLC
*Statement of Changes in Member's Equity*
For the Year Ended December 31, 2024

| | | |
|---|---|---:|
| *Member's equity, beginning of the period* | $ | 291,170 |
| *Net Income* | | 751,700 |
| *Member's capital additions* | | 50,000 |
| *Member's capital distributions* | | (625,920) |
| *Member's equity, end of period* | $ | 466,950 |

*The Accompanying Notes Are An Integral Part Of*
*These Financial Statements*

REVL SECURITIES LLC
*Statement of Cash  Flows*
For the Year Ended December 31, 2024

*Cash flows from operating activities:*

| | | |
|---|---|---|
| Net Income | $ | 751,700 |

Adjustments to reconcile net income to net cash
    provided by operating activities:

| | |
|---|---|
| *(Increase) decrease in operating assets &liabilities:* | |
| (Increase) in clearing firm deposit | (250,000) |
| Decrease in prepaid expenses | 2,791 |
| (Increase) in right of use asset-net | (519) |
| Decrease in accounts payable and accrued expenses | 26,280 |
| Decrease account receivable | 38,775 |
| Total adjustments | (182,673) |
| | 569,027 |

*Cash flows from financing activities:*

| | |
|---|---|
| Member's capital infusions | 50,000 |
| Member's capital distributions | (625,920) |
| | (575,920) |

| | | |
|---|---|---|
| *Net decrease in cash* | | (6,893) |
| *Cash, beginning of period* | | 330,450 |
| *Cash, end of period* | $ | 323,556 |

*The Accompanying Notes Are An Integral Part Of*
*These Financial Statements*

1.  Business Summary of Significant Accounting Policies Business

REVL Securities, LLC (the "Company") is a Limited Liability Company formed on March 2, 2015 in the State of Delaware. Effective July 21, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounting Pronouncement – ASC 606 Revenue Recognition

The Company recognizes revenue in accordance with FASB Accounting Standards Codification 606, "Revenue from Contracts with Customers" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. The Company may arrange for the private placement of securities with investors on an agency basis. The Company believes that its performance obligation is satisfied upon the sale of securities to investors and as such this is fulfilled on the closing date of the transaction.

Private placement transaction fee revenue is recorded upon completion of the transaction. Private placement service fee revenue is recorded when services are provided or per the terms of the agreement.

Mergers and Acquisitions advisory fee revenue includes fees from offerings and advisory in which the Company acts as an agent or advisor, respectively. Mergers and Acquisitions advisory fee revenue is recorded upon completion of the transactions per the terms of the agreements. Mergers and Acquisitions advisory service fee revenue is recorded when services are provided per the terms of the agreements.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company or another broker/dealer fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). The accounting standard, along with its related amendments, replaced the rules-based GAAP governing revenue recognition with a principles-based approach. The Company adopted the standard in 2019 using the modified retrospective approach, which requires the Company to apply this revenue standard to (i) all new revenue contracts entered into after the adoption date and (ii) all existing revenue contracts as of the adoption date through a cumulative adjustment to equity. In accordance with this approach, revenues for periods prior to the adoption date will not be revised.

1.   Business Summary of Significant Accounting Policies (Continued)

Accounting Pronouncement – ASC 606 Revenue Recognition (continued)

The core principle in the ASC 606 guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, the Company will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Although total revenues may not be materially impacted by this guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. The ASC 606 disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax reporting purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax return of the member, who is responsible for any taxes thereon.

The Company remains subject to tax examinations by all taxing authorities for the 2021, 2022, and 2023 tax years.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2.     Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"). This accounting standard applies to operating leases with a term greater than 12 months and requires lessees to recognize (i) their obligations to make lease payments as a liability (the "lease liability"), initially measured at the present value of the lease payments, and (ii) their ability to use the leased property as a corresponding asset (a "right-of-use asset"). The standard is effective for fiscal years beginning after December 15, 2019 and the Company adopted this standard on January 1, 2019 using the modified retrospective approach, which requires the Company to (i) apply the standard to leases in place as of the adoption date, (ii) record a cumulative-effect adjustment to retained earnings as of the first day of the adoption year, and (iii) follow the new rules for all leases entered or modified going forward. In accordance with this approach, assets and liabilities for periods prior to January 1, 2019 will not be revised.

The core principle in the ASC 842 guidance is that a company should provide information necessary to understand its leasing activities including a comprehensive understanding of the costs of property essential to a company's operations and how those costs are funded including the recognition of assets and liabilities associated with leases.

Although the economic or legal characteristics of these leases are not altered, the impact on the presentation of assets and liabilities on financial statements may be material. Also, as a broker-dealer registered with the SEC and FINRA, the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes.

2.      Recent Accounting Pronouncements (continued)

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for leases is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the re-measured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any period (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

The guidance provided by ASC 842 may not materially impact the Company's presentation of assets and liabilities, and the relief provided by the SEC "no action" letter substantially negates the effect of its application on the Company's Net Capital; however management notes changes to the disclosures based on the additional requirements prescribed by ASC 842. These disclosures include information regarding the judgments used in determining the present value of lease payments and the corresponding value of the right-of-use asset.

3.      Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

4.      Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1.  At December 31, 2024, the Company had net capital of $402,729 which was $302,729 in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 42% at December 31, 2024. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.  The Company was compliant with SEA Rule 15c3-3(k)(2)(i) until signing a clearing agreement July 16, 2024.  The Company was compliant with SEA Rule 15c3-3(k)(2)(ii) thereafter.

5.      Related Party Transactions

The Company had entered into an Expense Sharing Agreement ("ESA") with its sole member, REVL Capital Group LLC (the "Member"). Certain employees of the Member provide services to the Company. Since May of 2017 the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance and telephone fees. The Member and the Company entered into a new ESA dated September 24, 2024. The agreement provides for the Company to reimburse the Member periodically for its share of operating expenses.  The Agreement is perpetual until changed by the parties.  The Member sends the Company invoices on a quarterly basis.

Total expenses under the expense sharing agreement were $574,546 for the year ended December 31, 2024.

6.      Concentration of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds.  The Company maintains an account with two financial institutions and thus has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance in either account.

7.      Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is primarily composed of securities brokerage and investment banking.  The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income

to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company.  Additionally, the CODM uses excess net capital (see Note 4) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to partners. The Company's operations constitute a single operating segment and therefore a single reportable segment because the CODM manages the business activities using information of the Company as a whole.  The accounting policies used to measure the profit and loss of this segment are the same as those described in the summary of the significant accounting policies.  75% of the Company's revenue was from two customers.

8.    Subsequent Events

Events of the Company subsequent to December 31, 2024 have been evaluated through March 28, 2025, which is the date the financial statements were available to be issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2024. No subsequent events were identified that require disclosure.

SUPPLEMENTAL INFORMATION

# REVL SECURITIES LLC
*Schedule I –Computation of Net Capital under*
*Rule 15c3-1 of the Securities and Exchange*
*Commission*
<u>DECEMBER 31, 2024</u>

| | | |
|---|---|---|
| Total Member's Equity | $ | 466,950 |
| | | |
| Deductions of nonallowable assets | | |
| Prepaid Expenses | | 2,791 |
| | | |
| Total nonallowable assets | | 67,399 |
| | | |
| Net Capital | $ | 399,551 |
| | | |
| Aggregate indebtedness | $ | 174,006 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required – the greater of $100,000 or | | |
| 6.67% of aggregate indebtedness | | 100,000 |
| | | |
| Excess Net Capital @1,500% | | 279,551 |
| Excess Net Capital @1,000% | $ | 299,551 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 43.55% |

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2024, filed by the Company on Form X-17A-5, Part IIA.

REVL SECURITIES LLC
*Schedule II- Computation for*
*Determination of Reserve Requirements*
*Pursuant to Rule 15c3-3*
<u>DECEMBER 31, 2024</u>


The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2024, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

**ROMEO & CHIAVERELLI LLC**
**ONE BALA AVENUE**
**SUITE 234**
**BALA CYNWYD, PA 19004**

## Report of Independent Registered Public Accounting Firm
## Exemption Report Review

To the Members:
Revl Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which Revl Securities, LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Revl Securities, LLC. claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(i). SEC Rule 15c3-3(k)(2)(i) and Revl Securities, LLC. stated that Revl Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception. Revl Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Revl Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 28, 2025



REVL SECURITIES

**1921 Walnut St. 2nd FL**
**Philadelphia PA 19103**
**(215) 372-2305**

**Management Report Regarding Exemption from Rule 15c3-3**

REVL Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from SEA Rule 15c3-3 under the provisions of SEA Rule 15c3-3(k)(2)(i) until signing a clearing agreement July 16, 2024;
(2) After July 16, 2024, the Company claimed an exemption from SEA Rule 15c3-3 under the provisions of SEA Rule 15c3-3(k)(2)(ii);
(3) The Company met the identified exemption provisions in SEA Rule 15c3-3(k)(2)(i) until signing a clearing agreement July 16, 2024 and SEA Rule 15c3-3(k)(2)(ii) thereafter without exception.

REVL Securities LLC

I, Dimitrios Papatheoharis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
BY: Dimitri Papatheoharis
79E6929688E145A
Chief Executive Officer

March 28, 2025